SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 07, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 07, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

Smith & Nephew plc

7 February 2013

Smith & Nephew plc - Application for Block listings.

Application has been made to The UK Listing Authority and The London Stock Exchange for block listings totalling 3,000,000 Ordinary Shares of $0.20 each to trade on The London Stock Exchange and to be admitted to The Official List.  The shares shall rank equally with the existing issued shares of the Company.

The block listings consist of 1,500,000 Ordinary Shares to be issued under the Global Share Plan 2010, 1,000,000 Ordinary Shares to be issued under the 2001 US Share Plan and 500,000 Ordinary Shares to be issued under the 2001 UK Unapproved Share Option Scheme.

Susan Swabey
Company Secretary
Smith & Nephew plc
Tel: +44(0) 20 7401 7646